Exhibit 3.2(b)(2)

AMENDMENTS TO BYLAWS

Effective February 14, 2013

1. The Bylaws of April Corporation, a Colorado corporation (the “Corporation”), are hereby amended by replacing Section 1 of the existing ARTICLE II with the following:

“Section 1. Annual Meeting. The annual meeting of shareholders shall be held in each year on the date specified by the Board of Directors for the election of directors and for such other business as may properly be conducted at such meeting.”

2. The Bylaws of the Corporation are hereby further amended by replacing Section 1 of the existing ARTICLE III with the following:

“Section 1. General Powers, Number, Tenure and Qualifications. The business and affairs of the corporation shall be managed under the direction of the Board of Directors. The Board of Directors shall exercise all of the powers and duties conferred by law except as provided in the Articles of Incorporation or these Bylaws. A director need not be a shareholder of the corporation, a resident of the United States of America or a resident of the State of Colorado. The number of directors constituting the entire Board of Directors shall be one or such other number as may be fixed from time to time by the Board of Directors. At each annual meeting of the shareholders of the corporation, the directors shall be elected to hold office for a term expiring at the next annual meeting of the shareholders and until their respective successors are duly elected and qualified or until their earlier resignation or removal.”